SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                  Commission File Number 0-28670

                           NOTIFICATION OF LATE FILING

    (Check One):  |_| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K
|X| Form 10-Q and Form 10-QSB   |_|  Form N-SAR
         For Period Ended:  SEPTEMBER 30, 2000
                            ----------------------------------------------------
|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:_______________________________________
    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                          N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     ITSA, LTD.
                        --------------------------------------------------------
Former name if applicable
        TV FILME, INC.
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Address of Principal Executive Office (STREET AND NUMBER)
  C/O ITSA - INTERCONTINENTAL TELECOMUNICACOES LTDA., SCS, QUADRA 07-BL.A
      ED. EXECUTIVE TOWER, SALA 601
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 City, State and Zip Code   70.300-911 BRASILIA - DF, BRAZIL
                          ------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on
|X| Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  On July 21, 2000, the Registrant became the successor to TV Filme, Inc., a Delaware corporation, following the successful completion of a debt restructuring pursuant to a plan of reorganization of TV Filme, Inc. under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Following the restructuring, the Registrant filed its Quarterly Report on Form 10-Q for the period ended June 30, 2000, which report included financial information for TV Filme covering the second quarter of 2000, before effectiveness of the reorganization.

                  The Registrant is now in the process of preparing its Quarterly Report on Form 10-Q for the period ended September 30, 2000 ("Third Quarter 10-Q"), which is the first periodic report of the Registrant to include post-reorganization financial information. As such, the financial statements in the Third Quarter 10-Q must comply with Statement of Position 90-7 ("SOP 90-7") of the Accounting Standards Division of the American Institute of Certified Public Accountants, which governs financial reporting by entities in reorganization under the Bankruptcy Code. SOP 90-7 requires certain entities emerging out of bankruptcy to adopt "fresh start" reporting procedures which apply principles mandating, among other things, the allocation of the entity's reorganization value to the entity's assets. The changes in accounting principles required to be made throughout the Registrant's Third Quarter 10-Q financial statements in order to comply with SOP 90-7 are extensive, and the Registrant is still in the process of incorporating such changes into its third quarter financial analysis. Accordingly, the Registrant is unable, without unreasonable effort and expense, to file its Third Quarter 10-Q within the prescribed period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

 HERMANO STUDART LINS DE ALBUQUERQUE        011-55-61               314-9903
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    (Name)                                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X|Yes    |_| No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes*  |_| No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.*
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* See "Part  III-Narrative"  above for explanation of the anticipated change and reasons why a reasonable estimate of the results cannot be made.


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

                                    ITSA LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  NOVEMBER 14, 2000            By:  /S/ HERMANO STUDART LINS DE ALBUQUERQUE
       ---------------------             ---------------------------------------
                                    Name: Hermano Studart Lins de Albuquerque
                                    Title:  Chief Executive Officer

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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